June 14, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       JNLNY Separate Account I
File No. 811-08401 and 333-163323
CIK:  0001045032
Accession Number:  0001045032-10-000149

Dear Commissioners:

On May 27, 2010, we made the above referenced N-4/A filing via EDGAR.  We subsequently realized that we inadvertently left out delay language in the original filing and the 1933 Act number in the Power of Attorney.  We are now respectfully requesting withdrawal of this previously accepted N-4A filing, under Form Type AW and pursuant to Rule 477 under the Securities Act of 1933 so that we may refile.  No securities were sold in connection with the filing.

Please call or e-mail me with your questions or comments.  My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jackson.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Assistant Vice President